Michael Berenson

+1.202.373.6036

michael.berenson@morganlewis.com

December 27, 2016

VIA EDGAR

Mr. Edward J. Rubenstein

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Penn Mutual Variable Annuity Account III

File Nos. 333-177543; 811-03457

Dear Mr. Rubenstein:

This responds to Staff comments we received telephonically on December 22, 2016, regarding Post-Effective Amendment No. 5 (“PEA No. 5”) to the Penn Mutual Variable Annuity Account III (the “Registrant” or the “Separate Account”) registration statement, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 28, 2016, for the purpose of registering the Smart Foundation Advisory Variable Annuity, a new variable insurance contract (the “Contract”) offered by The Penn Mutual Life Insurance Company (“Penn Mutual” or the “Company”). Capitalized terms used herein, but not defined, have the same meaning given to them in the registration statement.

Prospectus

1.

Comment: The Staff disagrees with the Registrant’s response to Comment 2 in the comment response letter related to PEA No. 5, as filed on December 20, 2016 (the “Prior Letter”). The Staff notes that Rule 6c-8 remains valid and if the Surrender Charge is not for distribution purposes, then the Surrender Charge does not comply with Rule 6c-8. The Staff further notes its skepticism that the Surrender Charge is for distribution because it relates to an advisor sold product.

Response: While we acknowledge the Staff’s disagreement with our response, we continue to believe that the Surrender Charge is valid and, consistent with Rule 6c-8, serves as compensation for the expenses incurred by the Company in distributing the Contract.

2.

Comment: As a follow-up to Comment 39 in the Prior Letter, everywhere you disclose the guaranteed minimum withdrawal benefit percentage, please clarify the impact on such percentage of deducting an advisory fee from an investor’s Contract Value, which in turn reduces the investor’s Benefit Base.

Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

December 27, 2016

Response: Investment advisor fees are separate from and in addition to any fees or other charges described in the prospectus. If a Contract Owner elects to pay an investment advisor with funds from the Contract, the Contract Owner must do so via a withdrawal, which reduces both the Contract Value and Benefit Base in the same manner as any other partial withdrawal. Accordingly, we have revised the last sentence in the “Withdrawals to Pay Investment Advisor Fees” paragraph under Section 4.1 “Ways to Access Your Money” as follows:

If your Contract includes any optional benefits, withdrawals to pay advisory fees will receive the same treatment as withdrawals with respect to the benefit and may reduce the amount received under any such benefit.

In addition, in each of the optional benefit sections described under “Investment Advisor Fees” in Section 3.2 – “Periodic Charges,” we have added “and, thus, reduce the amount received under this Benefit” to the last sentence in each sub-section related to the “Effect of Withdrawals [on the Benefit] to Pay Investment Advisor Fees.”

Part C

3.

Comment: As a follow-up to Comment 54 in the Prior Letter, the Staff notes that, pursuant to Section 6(a) of the Securities Act of 1933, a registration statement shall be signed by “each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions….” Please have the Company’s “comptroller or principal accounting officer” sign the signature page in addition to the chief financial officer.

Response: The Company does not have an officer with the title of comptroller or principal accounting officer; accordingly, we have not added a comptroller or principal accounting officer in addition to the Company’s chief financial officer as a signatory to the registration statement.

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If you have any additional questions or comments, please do not hesitate to contact my colleague, Michael Carlton, at (202) 373-6070 or me at (202) 373-6036.

Sincerely,

/s/ Michael Berenson

Michael Berenson

cc:	K. Michael Carlton, Esq.